UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Mr. Jan Bootsma
Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1
Curaçao, Dutch Caribbean
Tel: +5999 461 0140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). BB Biotech Ventures II L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,487,580 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,487,580 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,580 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% (1)

14	Type of Reporting Person (See Instructions) PN

(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,487,580 shares of Common Stock issuable upon conversion of the Preferred Stock held by BB Biotech Ventures II L.P. (“BBBV LP”)), it would result in an applicable percentage of 72.8%.

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). BB Biotech Ventures G.P. (Guernsey) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,487,580 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,487,580 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,580 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% (1)

14	Type of Reporting Person (See Instructions) PN

(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,487,580 shares of Common Stock issuable upon conversion of the Preferred Stock held by BB Biotech Ventures II L.P. (“BBBV LP”)), it would result in an applicable percentage of 72.8%.

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Jan Bootsma

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Dutch

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,487,580 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,487,580 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,580 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% (1)

14	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,487,580 shares of Common Stock issuable upon conversion of the Preferred Stock held by BB Biotech Ventures II L.P. (“BBBV LP”)), it would result in an applicable percentage of 72.8%.

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Pascal Mahieux

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization French

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,487,580 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,487,580 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,580 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% (1)

14	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,487,580 shares of Common Stock issuable upon conversion of the Preferred Stock held by BB Biotech Ventures II L.P. (“BBBV LP”)), it would result in an applicable percentage of 72.8%.

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Ben Morgan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,487,580 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,487,580 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,580 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% (1)

14	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,487,580 shares of Common Stock issuable upon conversion of the Preferred Stock held by BB Biotech Ventures II L.P. (“BBBV LP”)), it would result in an applicable percentage of 72.8%.

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Martin Muenchbach

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization German and Swiss

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 1,487,580 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 1,487,580 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,580 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% (1)

14	Type of Reporting Person (See Instructions) IN

(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,487,580 shares of Common Stock issuable upon conversion of the Preferred Stock held by BB Biotech Ventures II L.P. (“BBBV LP”)), it would result in an applicable percentage of 72.8%.

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”) having its principal executive office at 201 Broadway, 6th Floor, Cambridge, MA 02139.

Item 2.	Identity and Background.

This statement is being filed by BB Biotech Ventures II L.P. (“BBBV LP”); BB Biotech Ventures GP (Guernsey) Limited (“BBBV Limited”); Jan Bootsma (“Bootsma”), who is a director of BBBV Limited; Pascal Mahieux (“Mahieux”), who is a director of BBBV Limited; Ben Morgan (“Morgan”), who is a director of BBBV Limited; and Martin Muenchbach (“Muenchbach”), who, as the Senior Investment Advisor Private Equity at Bellevue Asset Management AG (“BAM AG”), advises Asset Management BAB N.V. (“AMB NV”) who, pursuant to a services agreement with BAM AG, advises the directors of BBBV Limited.  BBBV LP, BBBV Limited, Bootsma, Mahieux, Morgan and Muenchbach are sometimes referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of BBBV LP and BBBV Limited is Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands, GY1 3QL.  The address of the principal business office of Bootsma is Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curaçao, Dutch Caribbean. The address of the principal business office of Mahieux is P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3QL.  The address of the principal business office of Morgan is Carey House, Les Banques, St. Peter Port, Guernsey. The address of the principal business office of Muenchbach is Bellevue Asset Management, Seestrasse 16, 8700 Kuesnacht, Switzerland.

The principal business of BBBV LP is to invest in privately held later-stage and selected earlier-stage biotechnology and medical device companies with the goal of achieving a superior return.  The principal business of and BBBV Limited is to act as the general partner of BBBV LP.  The present occupation of Bootsma is as the Managing Director at AMB NV.  The present occupation of Mahieux is Vice President at Northern Trust International Fund Administration Services (Guernsey) Limited.  The present occupation of Morgan is a lawyer. The present occupation of Muenchbach is the Senior Investment Advisor at BAM AG.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BBBV LP is a limited partnership organized under the laws of Guernsey, Channel Islands.  BBBV Limited is a limited company organized under the laws of Guernsey, Channel Islands.  Bootsma is a Dutch citizen.  Mahieux is a French citizen.  Morgan is a British citizen. Muenchbach is a German and Swiss citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among MPM Acquisition Corp. (the “Company”), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (“Target”), MergerCo merged with and into Target, with Target remaining as the surviving entity and a wholly-owned operating subsidiary of the Company. This transaction is referred to as the “Merger.” The

Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of Target’s common stock, par value $.01 per share (the “Target Common Stock”), and shares of Target’s preferred stock, par value $.01 per share (the “Target Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Target Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Company’s common stock and each outstanding share of Target Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Company’s preferred stock as consideration for the Merger.

Following the Merger on May 17, 2011, the Company’s Board of Directors approved a transaction pursuant to which Target merged with and into the Company, leaving the Company (now the Issuer) as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Company relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

Following the Merger and the Short-Form Merger and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, BBBV LP (a shareholder of Target prior to the Merger and the Short-Form Merger) owns 1,487,580 shares of Common Stock (the “BBBV LP Shares”), which includes 435,960 shares of Common Stock and 1,051,620 shares of Common Stock issuable to BBBV LP upon the conversion of 148,758 shares of Issuer Series A-1 Preferred Stock and 105,162 shares of Issuer Series A-2 Preferred Stock.

Item 4.	Purpose of Transaction.

BBBV LP acquired the BBB V LP Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.

Pursuant to the Series A-1 Convertible Preferred Stock Purchase Agreement by and among Target and certain investors listed on Schedule I thereto, including BBBV LP, dated as of April 25, 2011, and as amended on May 11, 2011(the “Purchase Agreement”), BBBV L.P committed to purchasing an aggregate of an additional 40,940 shares of Series A-1 from the Issuer in a series of private placements at a purchase price per share of $81.42 upon notice from the Issuer (the “Future Funding Obligations”). In the event that an investor does not timely and completely fulfill its Future Funding Obligation, all shares of Preferred Stock held by the investor will be automatically converted to Common Stock at the rate of one share of Common Stock for every ten shares of Preferred Stock and the Common Stock resulting from such conversion would then be subject to a repurchase right at par value in favor of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)                                  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                    Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)                                 Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                     Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, BBBV LP is the record owner of the BBBV LP Shares.  As the general partner of BBBV LP, BBBV Limited may also be deemed to own beneficially the BBBV LP Shares.  As the directors of BBBV Limited, each of Bootsma, Mahieux and Morgan may also be deemed to own beneficially the BBBV LP Shares.  As the Senior Investment Advisor Private Equity at BAM AG, Muenchbach may also be deemed to own beneficially the BBBV LP Shares.

Percent of Class:  See Line 13 of the cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based upon approximately 16,086,040 shares of common stock issued and outstanding (assuming the conversion of all issued and outstanding shares of preferred stock, the exercise of all issued and outstanding warrants to purchase common stock or preferred stock, as well as the conversion of all shares of preferred stock issuable upon exercise of such warrants), as reported in the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011.

Each of the Reporting Persons, except BBBV LP in the case of the BBBV LP Shares, disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein, if any.

(b)                                 Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)                              shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)                                  Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)                                  Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

BBBV LP is a party to the Amended and Restated Stockholders’ Agreement dated May 17, 2011, a form of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Agreement and Plan of Merger dated April 25, 2011*

Exhibit 3 - Amended and Restated Stockholders’ Agreement dated May 17, 2011**

*Incorporated by reference from the Issuer’s Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**Incorporated by reference from the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       May 27, 2011

BB BIOTECH VENTURES L.P.

By:	BB Biotech Ventures GP (Guernsey) Limited

By:	/s/ Jan Bootsma
Name: Jan Bootsma
Title: Director

BB BIOTECH VENTURES GP (GUERNSEY) LIMITED

By:	/s/ Jan Bootsma
Name: Jan Bootsma
Title: Director

/s/ Jan Bootsma
Jan Bootsma

/s/ Pascal Mahieux
Pascal Mahieux

/s/ Ben Morgan
Ben Morgan

/s/ Martin Muenchbach
Martin Muenchbach

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Radius Health, Inc.

EXECUTED this 27th day of May, 2011

BB BIOTECH VENTURES L.P.

By:	BB Biotech Ventures GP (Guernsey) Limited

By:	/s/ Jan Bootsma
Name: Jan Bootsma
Title: Director

BB BIOTECH VENTURES GP (GUERNSEY) LIMITED

By:	/s/ Jan Bootsma
Name: Jan Bootsma
Title: Director

/s/ Jan Bootsma
Jan Bootsma

/s/ Pascal Mahieux
Pascal Mahieux

/s/ Ben Morgan
Ben Morgan

/s/ Martin Muenchbach
Martin Muenchbach